

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2010

Via U.S. Mail

Ruth Shepley
6046 FM 2920, Suite 619
Spring, TX 77379

> Re: **DE Acquisition 1, Inc.**
> **Amendment No. 2 to the Registration Statement on Form 10**
> **Filed June 23, 2010**
> **File No. 000-53924**
>
> **DE Acquisition 2, Inc.**
> **File No. 000-53925**
>
> **DE Acquisition 3, Inc.**
> **File No. 000-53926**
>
> **DE Acquisition 4, Inc.**
> **File No. 000-53927**
>
> **DE Acquisition 5, Inc.**
> **File No. 000-53928**
>
> **DE Acquisition 6, Inc.**
> **File No. 000-53929**

Dear Ms. Shepley:

   We have completed our review of the above referenced filings and do not have any further comments at this time.

                                                     Regards,

                                                     John Stickel
                                                     Attorney-Advisor